China Fundamental Acquisition Corporation Applies for Listing on NASDAQ Global Market

PR Newswire

BEIJING, Mar. 2, 2010

BEIJING, Mar. 2 /PRNewswire-Asia/ — China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQCF, CFQWF, CFQUF) ("China Fundamental" or the "Company") announces that it has filed an application to list its common stock, warrants and units on the NASDAQ Global Market subsequent to the acquisition of Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, "Wowjoint").  The Company is also in the process of changing its name to Wowjoint Holdings Limited.  During the application review process, the Company's stock will continue to trade on the Over-the-Counter Bulletin Board pending NASDAQ's approval.

"Achieving a NASDAQ Global Market listing is another important step in Wowjoint becoming a publicly traded company. We believe a NASDAQ listing will enhance our visibility and the liquidity of our stock as a public company as we execute our business plan and expand our operations throughout the world," said Mr. Ya Bin Liu, CEO of the Company. "As a result of the recent acquisition, our Company now qualifies for the NASDAQ Global Market.  This will greatly assist us as we seek to take advantage of new opportunities in China's growing infrastructure sector as well as worldwide customized equipment markets” added Mr. Liu.

Listing applications are subject to review and approval by NASDAQ's Listing Qualifications Department for compliance with all NASDAQ Global Market requirements.  There can be no assurance that the Company will continue to meet the NASDAQ Global Market listing requirements or that the Company’s application will be approved.

About China Fundamental Acquisition Corporation
China Fundamental Acquisition Corporation was a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

About Beijing Wowjoint Machinery Co.
Wowjoint is one of the leading providers in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of railways, highways, metro subways, bridges and viaducts. It provides end-to-end solutions in various engineering applications involving the lifting, carrying and transporting of large-scale and heavy precast concrete beams, and other heavy goods. Wowjoint’s main product lines include launching gantries, tyre trolleys, special carriers, marine hoists and special purpose equipment. Wowjoint’s equipment and machinery are designed to overcome specific construction obstacles by meeting its customers’ stringent engineering requirements wherever Wowjoint products are deployed regardless of terrain, soil and climate conditions.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the Company’s ability to respond to any comments or questions from NASDAQ regarding its application; the timing of the Company’s responses to any NASDAQ questions or comments; the Company’s ability to meet the listing requirement for listing on NASDAQ; whether NASDAQ will approve the Company’s application for listing; the timing of any listing on an exchange; potential liability from the future litigation; and acquisition integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the "SEC"). The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

The Company cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Company's most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning China Fundamental, Wowjoint, the business combination, the related transactions or other matters and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For more information, please contact:

China Fundamental Acquisition Corporation
Amy Kong, Senior Vice President of Capital Markets
Tel:   1-347-416-2705
Email: ak@email.wowjoint.com

SOURCE About China Fundamental Acquisition Corporation

Contact

Amy Kong, Senior Vice President of Capital Markets, ak@email.wowjoint.com